Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-184382

Supplementing the Preliminary Prospectus Supplement dated September 9, 2014 (to Prospectus dated

October 11, 2012)

AIR LEASE CORPORATION

$500,000,000 2.125% Senior Notes due 2018

$500,000,000 4.250% Senior Notes due 2024

Pricing Term Sheet

Date: September 9, 2014

Issuer:	Air Lease Corporation

Security Description:	2.125% Senior Notes due 2018	4.250% Senior Notes due 2024

Principal Amount:	$500,000,000	$500,000,000

Net Proceeds (before expenses):	$496,000,000	$492,730,000

Maturity Date:	January 15, 2018	September 15, 2024

Coupon:	2.125%	4.250%

Issue Price:	99.650% of face amount, plus accrued interest, if any, from September 16, 2014	99.196% of face amount, plus accrued interest, if any, from September 16, 2014

Yield to Maturity:	2.235%	4.350%

Benchmark Treasury Spot / Yield:	99-17 ¼ / 1.035%	98-29 / 2.500%

Spread to Benchmark Treasury:	120 basis points	185 basis points

Benchmark Treasury:	0.875% due August 15, 2017	2.375% due August 15, 2024

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2015	March 15 and September 15, commencing March 15, 2015

Optional Redemption:	Make-whole call at T+20 basis points.

Make-whole call at T+30 basis points

During the three-month period preceding the maturity date, the Company may redeem the Notes in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.

Change of Control Repurchase Event:	Putable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness.  Affiliates of the underwriters may receive a portion of the net proceeds, to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders.

Trade Date:	September 9, 2014

Settlement Date:	September 16, 2014 (T+5)

CUSIP:	00912XAP9	00912XAN4

ISIN:	US00912XAP96	US00912XAN49

Denominations/Multiples:	$2,000 x $1,000

Ratings*:	S&P: BBB- / Kroll: A-

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

RBC Capital Markets, LLC

BMO Capital Markets Corp

BNP Paribas Securities Corp

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Credit Suisse Securities (USA) LLC at Prospectus Dept., One Madison Avenue, New York, NY 10010 or calling toll-free at 1-800-221-1037, (ii) J.P. Morgan Securities LLC at 383 Madison Ave. New York, NY 10179 or calling collect at 212-834-4533, (iii) Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com or calling toll-free 1-800-294-1322, or (iv) RBC Capital Markets, LLC, by calling toll-free at 1-866-375-6829.

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